PARSONS/BURNETT, LLP

2070 Skyline Tower

10900 NE 4th Street

Bellevuue, WA 98004

(425) 451-8036    (425) 451-8568 (Fax)

VIA EDGAR CORRESPONDENCE ONLY

July 16, 2007

Ms. Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Kranti Resources, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

Filed June 18, 2007

File No. 333-142096

Dear Ms. Parker:

This letter is in response to your comment letter (the "Comment Letter") dated July 3, 2007, with regard to the Amendment No. 1 to the Form S-B2 filing of Kranti Resources, Inc., a Nevada corporation ("Kranti" or the "Company") originally filed on April 13, 2007 and amended Jun 18, 2007. Our responses herein are keyed to the corresponding comment number from your Comment Letter. Where appropriate we make reference to additional/changed disclosures contained in the Form SB-2A filed on July 16, 2007.

Form SB-2/A-1 filed June 18, 2007

Cover Page

1.    The officers and directors who will be selling stock under this offering have been identified by name on the cover page.

2.    A disclosure has been added to the cover page indicating that because no trust, escrow or similar account exists, there is no guarantee that funds will be returned.

Plan of Distribution; Terms of the Offering, page 14

3.    An additional disclosure has been added stating investors who do not subscribe to the extended offering in writing will have their funds return to them.

4.    The Company is aware that a post-effective amendment would require a complete update of the SB-2 informaiton, including stale financial statements.

Signature page

5.    The Amendment has been properly dated and signed.

Please contact this office with any further comments or questions. We are filing the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Kranti in a prompt response. If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons

JAMES B. PARSONS

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